As filed Pursuant to Rule 424 (b) (3)
                                                   Registration No. 333-10993-99




December 2, 2002


IMPORTANT NOTICE Regarding Your PNM Resources Shareholder Account

Dear Shareholder,

Effective January 1, 2003, Mellon Investor Services will become the transfer agent for PNM Resources common stock.

The Company's own Shareholder Services department has handled this responsibility for many years, arranging for the sale, purchase and transfer of ownership of shares and administering dividend payments. However, we believe this new system will be more convenient for shareholders and more cost-effective for your company.

Mellon is a global leader in providing shareholder services, with an experienced staff and an automated telephone response service available 24 hours a day, 7 days a week. You will also be able to conduct your business with Mellon by mail or through the Internet.


If you now receive your quarterly PNM Resources common stock dividend by check, your check will in the future come to you through Mellon Investor Services. If you have arranged for direct deposit of your dividend to your checking or savings account, these deposits will continue as in the past.

Beginning January 1, 2003, all inquiries and correspondence regarding your shares of PNM Resources common stock and any additional cash investments you wish to make through PNM Direct should be sent to:

Mailing address:  Mellon Investor Services
                  PO Box 3315
                  South Hackensack, NJ 07606-1915

Website:          melloninvestor.com


Phone:            1-877-663-7775


Correspondence sent by registered and certified mail should be addressed to:

                           Mellon Investor Services
                           85 Challenger Road
                           Ridgefield Park, NJ 07660


As of January 1, 2003, Mellon will process all requests for:

     o  Changes in name, address, or ownership of PNM Resources stock,

     o  Replacement of lost stock certificates,

     o  Voluntary cash investments through PNM Direct, and

     o  PNM Direct Plan terminations and liquidations

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Any of these requests received by us after January 1, 2003, will be forwarded to
Mellon Investor Services.

PNM Direct Stock Purchase Plan

As part of its responsibilities, Mellon Investor Services will also act as administrator for the PNM Direct stock purchase plan. As we transfer this responsibility to Mellon, there will be a two-week period, from December 16, 2002, through January 1, 2003, when you will not be able to sell your shares through PNM Direct.


The change in the plan administrator and the related suspension of sales for two weeks in December are the only changes to the PNM Direct Plan Prospectus dated December 31, 2001. This information should be considered a prospectus supplement to that Prospectus.


Tax Inquiries and Dividend Check Replacement Requests

All tax inquiries for 2002 and prior years, including replacement of IRS Form 1099s, should be directed to PNM Resources, by either calling our toll-free number, 1-800-545-4425, or by writing to PNM Resources Shareholder Services, PO Box 1047, Albuquerque, NM 87103.

Any requests for the replacement of dividend checks should also be directed to PNM Resources Shareholder Services until June 2003. After that date, these requests should also be sent to Mellon Investor Services.

If you have questions about these changes, or any other questions about your investment in PNM Resources, please feel free to call the Manager of Shareholder Services either at the toll-free number above or at (505) 241-2054. Thank you for your continued confidence in PNM Resources.


Sincerely,



/s/ Barbara  Barsky
-------------------------
Barbara Barsky
Vice President
Investor Services

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